September 23, 2014

VIA Edgar Filing

Ms. Kristi Marrone
Senior Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Glimcher Realty Trust
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 25, 2014
File No. 001-12482

Dear Ms. Marrone:

This is in response to your letter dated September 8, 2014 regarding the above referenced Form 10-K for the year ended December 31, 2013 (the "2013 Form 10-K") for Glimcher Realty Trust (the “Company” or the “Registrant”). Unless otherwise defined herein, capitalized terms used in the Registrant's response portion of this correspondence shall have the same meaning given such terms in the Company's 2013 Form 10-K. References to page numbers are to pages in our 2013 Form 10-K, unless otherwise indicated. To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

FFO - Comparison of Years Ended December 31, 2013 to December 31, 2012, page 34

1.
We note your reference to changes in Property Operating Income. To the extent that this non-GAAP measure is quantified or discussed in future filings, please include a reconciliation to the most directly comparable GAAP financial measure and a statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors as required by Item 10(e)(1)(i) of Regulation S-K.

Company Response: In future filings, if the Registrant uses the non-GAAP measure Property Operating Income, it will provide a reconciliation to the most directly comparable GAAP financial measure. It will also discuss the reasons Company management believes that presentation of this non-GAAP financial measure provides useful information to investors.

Ms. Kristi Marrone
September 23, 2014

Consolidated Statements of Equity, page 76

2.	Please revise to include redeemable noncontrolling interests in the consolidated statements of equity in future filings in accordance with ASC 810-10-50-1A(c).

Company Response: The Registrant will include redeemable noncontrolling interests in the consolidated statements of equity in future filings in accordance with ASC 810-10-50-1A(c).

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer, and Treasurer
(Principal Financial Officer)